Exhibit 12.1

CKE RESTAURANTS, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)
(Unaudited)

	Successor	Predecessor
	Twenty-Nine Weeks Ended January 31, 2011	Twenty-Four Weeks Ended July 12, 2010	Fiscal 2010	Fiscal 2009	Fiscal 2008	Fiscal 2007
Earnings(1):
(Loss) income before income taxes and discontinued operations	$(40,083)	$257	$63,176	$58,489	$59,731	$88,213
Fixed charges	61,527	22,973	50,413	59,977	64,291	50,231
Less: capitalized interest	(414)	(282)	(766)	(1,294)	(2,059)	(784)
	$21,030	$22,948	$112,823	$117,172	$121,963	$137,660

Fixed charges(2):
Interest expense	$43,689	$8,617	$19,254	$28,609	$33,033	$19,768
Capitalized interest	414	282	766	1,294	2,059	784
Interest component of rent expense	17,424	14,074	30,393	30,074	29,199	29,679
	$61,527	$22,973	$50,413	$59,977	$64,291	$50,231

Ratio of earnings to fixed charges	0.3	1.0	2.2	2.0	1.9	2.7

Deficiency (if fixed charges exceed earnings)	$(40,497)	$(25)	$—	$—	$—	$—
Rent expense	52,273	42,221	91,178	90,221	87,597	89,038
Interest component (1/3 of rent expense)	17,424	14,074	30,393	30,074	29,199	29,679
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(1)	“Earnings” consists of (loss) income before income taxes and discontinued operations plus fixed charges less capitalized interest.
(2)	“Fixed charges” include interest both expensed and capitalized, amortized discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense.